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ANNUAL AUDITED REPORT

FORM X-17A-5

PART III

SEC FILE NUMBER
8-21387

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Melhado, Flynn & Associates, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

530 Fifth Avenue
(No. and Street)

New York	New York	10036-5101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Dennis Hoffman — (212) 764-3642
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING
RECEIVED
MAR 04 2003
WASH. D.C.
155
SECTION

PROCESSED
MAR 24 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

...R 2 1 2003

AFFIRMATION

We, George M. Motz and Dennis C. Hoffman affirm that, to the best of our knowledge and belief, the accompanying consolidated financial statements and supplemental schedules pertaining to Melhado, Flynn & Associates, Inc. for the year ended December 31, 2002, are true and correct. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

02/24/03
Signature Date

President and Chief Executive Officer
Title

02/24/03
Signature Date

Controller
Title

Notary Public

MARION P. MESSINEO
NOTARY PUBLIC, State of New York
No. 4847183
Qualified in Nassau County
Commission Expires July 31, 2005

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Melhado, Flynn & Associates, Inc.

We have audited the following consolidated statement of financial condition of Melhado, Flynn & Associates, Inc. (the "Company") as of December 31, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the consolidated financial position of the Company at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 24, 2003

MELHADO, FLYNN & ASSOCIATES, INC.

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS	
CASH AND CASH EQUIVALENTS	$ 286,333
CERTIFICATE OF DEPOSIT	102,000
EQUITY SECURITIES, AT FAIR VALUE	25,659
RECEIVABLE FROM CLEARING BROKER	119,354
ACCOUNTS RECEIVABLE	98,556
NOTE RECEIVABLE FROM SHAREHOLDER	50,100
INVESTMENT IN HEALTH REFORM TECHNOLOGY, L.P.	16,489
FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS - Net of accumulated depreciation and amortization of $722,311	165,611
PREPAID EXPENSES	47,194
INCOME TAXES RECEIVABLE	127,047
OTHER	126,224
TOTAL ASSETS	$ 1,164,567
LIABILITIES AND SHAREHOLDERS' EQUITY	
LIABILITIES -	
Accounts payable and accrued liabilities	$ 367,389
Subordinated loans	400,000
SHAREHOLDERS' EQUITY:	
Common stock ($0.10 par value, 500,000 shares authorized, 488,000 shares issued, 408,640 shares outstanding)	48,800
Paid-in capital	493,122
Retained earnings	(11,659)
Common stock held in treasury, at cost ($0.10 par value, 79,360 shares)	(133,085)
Total shareholders' equity	397,178
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 1,164,567

See notes to consolidated statement of financial condition.

MELHADO, FLYNN & ASSOCIATES, INC.

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

1. GENERAL

Melhado, Flynn & Associates, Inc. (the "Company") is a registered broker-dealer with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. The Company's activities involve the introduction of securities transactions on a fully disclosed basis to a clearing broker on behalf of customers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents - For the purposes of the consolidated statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than 90 days, that are not held for sale in the ordinary course of business. Substantially all of the Company's cash and cash equivalents are being held at the Bank of New York and UBS Paine Webber.

Revenue Recognition – Securities transactions and related commission revenue and expenses are recorded on a trade date basis. Securities owned are valued at fair value on the consolidated statement of financial condition.

Furniture, Equipment and Leasehold Improvements - Furniture, equipment and leasehold improvements are recorded at cost. Depreciation of furniture and equipment is computed on the straight-line method over estimated useful lives of three to ten years. Leasehold improvements are amortized on a straight-line method over the remaining life of the lease.

Income Taxes - The Company utilizes the asset and liability method to calculate deferred tax assets and liabilities. Deferred taxes are recognized based on the differences between financial reporting and income tax basis of assets and liabilities using enacted income tax rates.

Use of Estimates - The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosure of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the period. Estimates, by their nature, are based upon judgment and available information. Management believes that the estimates utilized in the preparation of the consolidated financial statements are prudent and reasonable. Actual results could differ from those estimates.

Recent Accounting Pronouncements - In November 2002, the Financial Accounting Standards Board issued Financial Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others", which elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees that it issues. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of FIN 45 apply prospectively to guarantees issued after December 31, 2002 regardless of the guarantor's fiscal year-end. The disclosure requirements in FIN 45 are effective for financial statements of any period ending after December 15, 2002. The Company believes that FIN 45 will not have a material impact on the Company's financial position.

In January 2003, the Financial Accounting Standards Board issued Financial Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities", which provides guidance to determine when enterprises should consolidate variable interest entities ("VIE's"). In general, a VIE is an entity whose equity investors either do not provide sufficient resources to enable the VIE to finance its activities without additional financial support from other parties, or lack decision making authority, the obligation to absorb the expected losses of the entity, or the right to receive the expected residual returns of the entity. FIN 46 requires that a VIE be consolidated by the party, referred to as the primary beneficiary, who is subject to a majority of the expected losses of the VIE or entitled to receive a majority of the expected residual returns of the VIE or both. FIN 46 is effective for any VIE's created after January 31, 2003 and applies in the first fiscal year after June 15, 2003 to VIE's in which an enterprise holds a variable interest that it acquired prior to February 1, 2003. The Company believes that FIN 46 will not have a material impact on the Company's financial position.

3. CONSOLIDATION

The consolidated statement of financial condition includes the accounts of Health/Vest Advisors, Inc., a wholly-owned subsidiary of the Company. Health/Vest Advisors, Inc. is an asset management organization specialized in health care securities. The organization manages Health Reform Technology L.P., a U.S. limited partnership.

The consolidated statement of financial condition includes the accounts of Melhado, Flynn Private Client Group, LLC. On February 2, 2000 the Company entered into an operating agreement with Private Client Group, LLC, a Georgia limited liability company to form Melhado, Flynn Private Client Group, LLC ("MFPCG"), a Delaware limited liability company. At December 31, 2002, the Company held a 51% interest in MFPCG.

The consolidated statement of financial condition includes the accounts of Winthrop, Melhado, Flynn, LLC ("WMF"). In July 1995, the Company entered into an agreement with John Winthrop & Co., Inc., a South Carolina corporation to form Winthrop, Melhado, Flynn, LLC, a Delaware limited liability company. Under the agreement, the Company and John Winthrop & Co., Inc. each held a 50% interest in WMF. On April 1, 2001, the Company elected to purchase the membership interest of John Winthrop & Co., Inc. in accordance with the initial member agreement of WMF. Under the agreement, the Company was required to remit a percentage of net profits to John Winthrop & Co., Inc. over a five-year period. On April 1, 2002, the member agreement was amended to require the Company to pay to John Winthrop & Co. a percentage of commissions referred to WMF by John Winthrop & Co. The amended agreement eliminated the requirement that the Company remit to John Winthrop & Co. a percentage of profits for the remainder of the five-year period.

All intercompany balances have been eliminated.

4. INVESTMENT IN HEALTH REFORM TECHNOLOGY, L.P.

The Company, acting as general partner, had a 0.95697% interest in Health Reform Technology, L.P. ("Health Reform Technology") as of December 31, 2002. Health Reform Technology invests in equity securities of companies in the health care industry. The investment in Health Reform Technology is accounted for under the equity method.

5. CLEARING BROKER

The Company clears all of its trades through UBS Paine Webber on a fully disclosed basis. For this service UBS Paine Webber receives a percentage of the gross commission on each transaction. At December 31, 2002, the Company had $119,354 on deposit with UBS Paine Webber. Additionally, $204,331 in Cash and cash equivalents and $25,659 in Equity securities were held at UBS Paine Webber at December 31, 2002.

6. **RELATED PARTY TRANSACTIONS**

At December 31, 2002, there was a $50,100, 8% demand note receivable from a shareholder.

7. **FAIR VALUE OF FINANCIAL INSTRUMENTS**

Substantially all of the Company's financial instruments are carried at fair value or contracted amounts which approximate fair value.

8. **FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS**

The cost and related accumulated depreciation and amortization of furniture, equipment, and leasehold improvements at December 31, 2002 is as follows:

	Cost	Accumulated Depreciation	Net
Furniture & Fixtures	$ 679,078	$ 548,161	$ 130,917
Leasehold Improvements	154,068	154,068	-
Lease Cost & Fee	54,776	20,082	34,694
Total	$ 887,922	$ 722,311	$ 165,611

9. **INCOME TAXES**

A deferred tax asset at December 31, 2002 of $89,416 is related to state and local net operating loss carryforwards, which may be used to offset future operating income, depreciation and amortization, and other accruals. The difference between the statutory and effective rates is attributable to state and local taxes and true-up adjustments after the filing of the 2001 tax returns.

10. **COMMITMENTS**

The Company is obligated under a twelve-year lease agreement for office space. The lease will expire in the year 2010 and contains provisions for escalation. Minimum annual rental payments required under the lease is as follows:

Year Ending December 31,	Minimum Annual Rent
2003	531,075
2004	531,075
2005	531,075
2006	534,713
2007	552,900
Thereafter	1,566,550
Total	$4,247,388

At December 31, 2002, the Company was obligated under an irrevocable standby letter of credit in the amount of $366,000 relating to its lease obligation.

Included in Other Assets at December 31, 2002 is $19,500 in advances to certain individuals, with a potential maximum commitment of $60,000 over the life of agreements.

11. EMPLOYEE STOCK OPTION AGREEMENT

In May 2001, the Company executed a stock option agreement with an official of the Company, which granted options to purchase 30,000 shares of the Company's common stock. The options, which vested immediately upon date of grant, expire on June 30, 2004 and are exercisable in whole or in part, only on the last business day of each calendar quarter. As of December 31, 2002, no options issued under this agreement have been exercised. Options awarded under this agreement have been classified as compensatory under the criteria established in Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees.* These options were granted at an exercise price which approximates book value.

12. 401(k) PLAN

The Company has a defined contribution 401(k) plan (the "Plan") covering all employees of the Company. All employees having reached 21 years of age have the option of joining the plan after two months of service. Employee contributions are limited to $11,000 for fiscal year 2002. The Company has the option to match employee contributions to the Plan.

The Company did not make any contributions to the Plan for the year ended December 31, 2002.

13. JUNIOR SUBORDINATED REVOLVING LOANS

The Company maintains two junior subordinated revolving loans, pursuant to a junior subordinated revolving credit agreement (the "Credit Agreement"). These junior subordinated loans are payable on January 31, 2003 and June 19, 2003 and bear interest at an average rate of 11% per annum, payable monthly. The loans are covered by an agreement approved by the Company's designated examining authority and is thus available in computing net capital in accordance with the Uniform Net Capital Rule under the Securities Exchange Act of 1934. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, it may not be repaid. The Company has renewed the Credit Agreement effective January 31, 2003 with an expiration date of January 31, 2004.

14. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $157,142 which was $57,142 in excess of its required net capital of $100,000. The Company's net capital ratio was 2.34 to 1.

15. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

As a securities broker-dealer, the Company is engaged in buying and selling securities for a diverse group of customers including institutional and individual investors. The Company's exposure to off-balance sheet credit risk occurs in the event a customer, clearing agent, or counterparty does not fulfill their obligations arising from a transaction.

The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company seeks to control the risk associated with nonperformance by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis.

* * * * * *

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.deloitte.com

Deloitte & Touche

February 24, 2003

Melhado, Flynn & Associates, Inc.
530 Fifth Avenue
New York, New York 10036-5101

Dear Sirs/Madams:

In planning and performing our audit of the consolidated financial statements of Melhado, Flynn & Associates, Inc. (the "Company") for the year ended December 31, 2002 (on which we issued our report dated February 24, 2003), we considered its internal control in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP